Sub-Item 77K:

Changes in registrant’s certifying accountant

On March 3, 2004, McCurdy & Associates CPA’s, Inc. (“McCurdy”) notified the Top Flight Fund (“the Fund”) of its intention to resign as the Fund’s independent auditors upon selection of replacement auditors.

On July 2, 2004, the Fund’s Audit Committee and Board of Trustees selected Cohen McCurdy, Ltd. (“Cohen”) to replace McCurdy as the Fund’s auditors for the fiscal year ending September 30, 2004, to be effective upon the resignation of McCurdy.

On August 5, 2004, upon receipt of notice that Cohen was selected as the Fund’s auditor, McCurdy, whose audit practice was acquired by Cohen, resigned as independent auditors to the Fund.  McCurdy’s report on the Top Flight Fund’s financial statements for the period ended September 30, 2003 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.  During the fiscal year stated above, there were no disagreements with McCurdy on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of McCurdy would have caused the Adviser to make reference to the subject matter of the disagreements in connection with its reports on the Fund’s financial statements for such periods.

Neither the Fund nor anyone on its behalf consulted with Cohen on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Funds’ financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item 304).